EXHIBIT 99.6

GENTERRA CAPITAL INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE
(pursuant to section 4.9 of National Instrument 51-102)

1.           Names of the Parties to the Transaction:

Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”)

2.           Description of the transaction:

Pursuant to Articles of Amalgamation filed on May 10, 2010 (the “Effective Date”), Genterra and CMI amalgamated (the “Amalgamation”) to form Genterra Capital Inc. (“GCI”).  Pursuant to the terms of the Amalgamation, each common share of CMI and each 3.6 common shares of Genterra will be exchanged for one common share of GCI, each Class A Preference Share of Genterra will be exchanged for one Class A Preference Share of GCI and each Class B Preference Share of Genterra will be exchanged for one Class B Preference Share of GCI.  The Amalgamation was approved by shareholders of Genterra and CMI at special meetings held by each of the amalgamating companies on February 25, 2010.

Further details of the Consolidation are set out in the Joint Management Proxy Circular of Genterra and CMI dated January 14, 2010, a copy of which is available on SEDAR.

CMI’s common shares were delisted from the Toronto Stock Exchange at the close of business on May 13, 2010.  Effective at the opening, May 14, 2010, the common shares of Genterra Capital Inc. commenced trading on TSX Venture Exchange and the common shares of Genterra Inc. were delisted.

3.	Effective Date of the Transaction:

May 10, 2010.

4.	Name of Each Party that Ceased to be Reporting Issuer after the Transaction and of each Continuing Entity:

Pursuant section 179(a.1) of the Business Corporations Act (Ontario), upon the articles of amalgamation becoming effective the amalgamating corporations cease to exist as entities separate from the amalgamated corporation.  Accordingly, from and after May 11, 2010 each of Genterra and CMI has ceased to be a reporting issuer, and Genterra Capital Inc. continues as a reporting issuer under applicable securities legislation.

5.	Date of the Reporting issuer’s First Financial Year-end after the Transaction:

September 30, 2010

6.	Periods of the Interim and annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial year after the Transaction:

Period to be filed for the Interim Financial Statements is quarter ended June 30, 2010. Period to be filed for the Annual Financial Statements is the fiscal period ended September 30, 2010.

DATED the 14th day of May, 2010.

Signed “Stan Abramowitz”
By:
Stan Abramowitz
Chief Financial Officer